Rio de Janeiro, August 24, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.: Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

Manager of Company Monitoring – 2

c/c

emissores@bvmf.com.br

Re: Official Letter No. 292/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 292/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) was asked to provide clarifications concerning the news published on the website of Jornal do Brasil on August 22 and 23, 2016 titled “Oi Executive Officer is accused of participating in a scheme that harmed clients” and “Rio Grande do Sul court accepts complaint and Oi executive officer becomes a defendant,” respectively, Oi explains the following.

First, Oi clarifies that, immediately upon learning of the news in the press, the Company questioned its Chief Legal Officer and was informed that he was not subpoenaed in connection with the prosecution of an alleged criminal action regarding the matter discussed in the news. The Company was also informed that, as far as he was aware, he had already provided all the requested information.

The Company reiterates the terms of the clarification statement disclosed on August 23, 2016, which is attached to this response and will remain available for the review by its shareholders and the market.

It should be noted that in the course of investigations carried out by the competent bodies, the Company and its legal representatives have always acted proactively, attending satisfactorily to all requests for information.

Furthermore, the Company informs that the Fifteenth Federal Civil Court of the District of Porto Alegre, in its decisions in Civil Appeal No. 70067898254, dated May 18, 2016, and Interlocutory Appeal No. 70069669182, dated August 10, 2016, both attached to this response, already ruled that Oi was not a legitimate defendant for the damages alleged in the lawsuits discussed in the news reports.

Independently of the Chief Legal Officer’s clarifications, in a meeting held on this date, the Risk and Contingencies Committee requested a thorough report on the matter from Company’s Internal Auditors.

Oi reiterates its commitment to keeping its shareholders and the market informed about the topics discussed herein and makes itself available to the CVM for further information.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 292/2016/CVM/SEP/GEA-2

Rio de Janeiro, August 23, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425, 8th floor—Leblon

22430-190—Rio de Janeiro—RJ

Tel.: (21) 3131-2918   Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for clarifications about news published in the media

            Dear Mr. Officer,

  We report on the news published on the website of Jornal do Brasil on August 22 and 23, 2016, respectively, titled “Oi Executive Officer is accused of participating in a scheme that harmed clients” and “Rio Grande do Sul court accepts complaint and Oi executive officer becomes a defendant,” in which the following statements are made:

“Oi Executive Officer is accused of participating in a scheme that harmed clients

Eurico Teles diverted more than R$50 million to law firm.

The attorney Eurico Teles, Oi’s chief legal officer, was reported to the Court by the State Prosecutor of Rio Grande do Sul. He is accused of participating in a racketeering scheme that may have harmed more than 30,000 people.

According to the investigations, Eurico and three other people may have bribed a law firm that represented at least 13,000 clients in lawsuits against the company. The objective was to clog the lawsuits and prevent the company from spending more money on costs of proceedings and damages.

The agreement involved the law office of Maurício Dal Agnol. According to the terms of their deal, Oi allegedly committed to diverting R$50 million to Dal Agnol so that proceedings would be settled for 50% of the value already deposited in court by the telecom, which at the time was R$638 million.

The investigations lead to Eurico after the Federal Police seized a signed contract between him and Dal Agnol. The Federal Police Chief of Paso Fundo, Maio Luis Vieira, held 200 open fraud investigations in relation to disputes with Oi. The scheme was uncovered during Operation Carmelina in 2013. When agents searched Dal Agnol’s house, they found the contract signed by Eurico Teles to guarantee favorable outcomes from lawsuits.

The Federal Police discovered that, between 2009 and 2013, close to R$2 billion passed through the accounting systems of Dal Agnol’s law office and shell companies. Of these, only a pittance was transferred to the minority shareholders of the company. The suspicions are that the attorney kept much more than the R$50 million established in contracts. For investigators, Oi was also harmed because, in many cases, the arrangement with the lawyers was more costly than the lawsuit.

The scheme involved Dal Agnol’s employees, who were sent to travel the state to seek clients that could sue Oi. Afterwards, the firm would negotiate the value of the lawsuits. The plot is also the subject of an ongoing administrative inquiry in the entity, after one of the telecom’s tax advisors questioned the amounts paid in lawsuits.

Other accusations

Eurico was the target, in 2013, of an administrative proceeding initiated by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). He, along with other executives, was accused of violating Article 256 of the Brazilian Corporation Law. The rule requires a call for a general shareholders’ meeting before the acquisition of companies under certain circumstances. The report used to dismiss the meeting was the subject of the complaint by the minority shareholders.”

“Court in Rio Grande do Sul accepts complaint and Oi executive officer becomes defendant

The Judge of the 3rd Criminal Court of Passo Fundo, in the State of Rio Grande do Sul, accepted the complaint filed by the State Prosecutor against Oi’s chief legal officer, Eurico Teles. He and four other attorneys were accused of conspiracy, racketeering, breach of fiduciary duty and money laundering. Teles was named by the Federal Police a year ago for the same reasons.

According to the complaint, he is accused by prosecutors of having participated in an embezzlement scheme that, according to the Federal Police, defrauded more than 30,000 people in the state: all claimants in legal proceedings against Brasil Telecom, which Oi inherited after the merger. According to the complaint, the scheme consisted of bribing a law firm that represented the claimants in exchange for settling lawsuits.

The complaints were presented by the Public Prosecutor of Rio Grande do Sul (MP-RS) against four attorneys—Mauricio Dal Agnol, Pablo Pacheco dos Santos, Marco Antonio Bezerra Campos and Gabriel de Freitas Magadan—and Oi’s chief legal officer, Eurico de Jesus Teles Neto. Oi made a statement that the company and its legal team ‘underscore their confidence in the consistency and technicality of the investigative bodies, believing that the issue will be properly cleared up and that Oi’s legal representative will be acquitted.’

See the statement:

‘In light of the news published about the State Public Prosecutor of Passo Fundo’s complaint against Oi’s legal representative, the company clarifies that:

With the objective of protecting the company and legally defending it from hundreds of thousands of lawsuits (close to 120,000 total just in the state of Rio Grande do Sul) passed down from proceedings related to the period as a former government-owned  telecom, Oi decided to seek as many settlements as possible to minimize losses, within the confines of the law.

According to reports, the amounts received by the lawsuit claimants’ representative were not passed on to the representative’s respective clients, the consequences of which, obviously, are the sole civil and criminal responsibility of these attorneys, and not of Oi or its legal representatives. The company provided all requested information, as a witness, and clarified that it did sign the contract with the attorney Dal Agnol, represented and assisted in the respective negotiations by prominent attorney Dr. Luis Carlos Madeira, for the payment of amounts past due to arising from convictions in the courts of Rio Grande do Sul. Oi clarifies that to compensate the claimants’ lawyers for the portion of the suit settlement for which he would be entitled, but would lose under the terms of the agreement, is not and could not represent an illicit payment, money laundering or a breach of fiduciary duty.

The Rio Grande do Sul Chapter of the Brazilian Bar Association, called to issue an opinion on the contract at the request of the Federal Police Chief of Passo Fundo, recommended the termination of the proceeding. In addition, the Division for Action and Combat of Organized Crime (Grupo de Ação e Combate ao Crime Organizado—GAECO) of the Public Prosecutor of Porto Alegre also requested the termination of the criminal proceeding. The Court accepted the recommendation in March 2016, exempting company employees from criminal liability on the matter.

Oi will adopt, with commitment and tenacity, all the measures necessary to defend Oi and its legal representative. Oi and its legal team emphasize their confidence in the consistency and the technicality of the investigative bodies, believing that the issue will be properly cleared up and Oi’s legal representative will be acquitted.’

The complaint

The case refers to an agreement dated 2009 with the attorneys in proceedings against the operator that allegedly harmed the clients. According to the complaint, Campos arranged with Dal Agnol the amount of R$50 million so that he, breaching his professional duties, would reduce by 50% the amount owed to his clients in 5,557 cases for the benefit of Oi. As the lawsuits involved more than one client, the Prosecutor of Rio Grande do Sul estimates that more than 27,000 people have been harmed.

According to the prosecutor, Dal Agnol also was charged with false representation. He allegedly issued invoices of companies of which he is the co-owner to justify the receipt of R$50 million, but recorded that the amount was allocated to the payment of records analysis services. The lawyer’s license is suspended in the Bar Association Chapters of three states: Paraná, Santa Catarina and Rio Grande do Sul.”

  With respect to the above, we request your response as to the veracity of the information contained in the news articles above, and, if confirmed, a statement regarding the measures being taken by the Company regarding the subject of this information, as well as an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/02. We also request that the Company clarify its reasoning for not disclosing the statement mentioned and reproduced in the second news article herein on the IPE System on Empresas.NET.
  Such statement should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation.”
  We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.
  We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.
   Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976, and Article 9 of CVM Instruction No. 452/2007, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.
  In the case of any question concerning this Official Letter, please contact analyst Gustavo André Ramos Inúbia, via telephone (21)3554-8501 or via e-mail at ginubia@cvm.gov.br.

Sincerely,

Document signed electronically by Guilherme Rocha Lopes, Manager, on August 23, 2016, at 5:16 p.m., pursuant to Art. 1, III, letter "b", of Law No. 11,419/2006.

Clarification Statement

In light of news concerning the complaint filed by the State Public Prosecutor of Passo Fundo against a legal representative of Oi, resulting from settlements entered into in legal proceedings underway in Rio Grande do Sul, it is necessary to provide material clarifications in order to restore the truth of the matter.

As is generally known, since the development of the national policy for the privatization of telecommunications services adopted by the government in the 1990s, Companhia Riograndense de Telecomunicações, previously a state-owned company, was privatized. The private companies in this scenario inherited thousands of legal proceedings from users of fixed telephone services, especially in the State of Rio Grande do Sul.

In this context, Oi, the current holder of this liability, as is well known, found itself grappling with hundreds of thousands of lawsuits involving financial participation agreements. In 2009 alone, there were approximately 120,000 ongoing legal proceedings of this nature in Rio Grande do Sul, and, approximately R$3.7 billion of the Company’s funds pledged as a result of legal decisions. Notwithstanding its efforts to legally defend itself in all of the individual proceedings, the issue reached massive proportions, damaging not only the business management of Oi, but also the proper functioning of the local Judiciary.

With this perspective, and with the objective of protecting the company and mitigating its billions in liabilities and frequent attachment of its cash, Oi underwent efforts to settle with the greatest number of claimants possible, instead of continuing to litigate thousands of lawsuits without any end in sight and shouldering high monthly costs.

Inspired by the public policies of incentivizing mediation and conciliation, the company has entered into numerous settlements since 2009. Among them, and after lengthy negotiations, it settled 5,557 legal proceedings in which the claimants were represented by the attorney Maurício Dal Agnol, responsible for more than 13,000 similar proceedings against the company.

These transactions were for an aggregate amount of close to R$638,000,000.00, of which approximately R$63,800,000.00 corresponded to attorney’s fees, which were fixed in the Court of Rio Grande do Sul as part of Oi’s sentence in those cases. As required by law, which prohibits direct contact with claimants, the settlements were signed by attorneys in the lawsuits, whose powers of attorney included the power to settle, granted by the parties represented in court.

It happens that, as reported, the amounts received by the claimants’ representatives, all through legal mechanisms, regrettably were not passed along, in whole or in part, to the respective clients, which, obviously, results in civil and criminal liability solely for these attorneys, and not for Oi or its legal representatives. This fact prompted the investigations by authorities and the temporary suspension of Maurício Dal Agnol’s license by the Rio Grande do Sul Chapter of the Brazilian Bar Association.

Oi was asked to make a statement, always as a witness, and provided all requested information. Among the disclosed information, Oi clarified that it executed, on October 21, 2009, a contract for payment to attorney Dal Agnol, which included a reduction of the amount set aside for attorneys’ fees resulting from judgements against Oi in Rio Grande do Sul. The attorneys’ fees resulting from the withdrawal by the parties of the amounts deposited in court would be reduced, a point that was not accepted by the lawyer, who was represented and assisted in the negotiations by the prominent attorney Dr. Luis Carlos Madeira.

Thus, when executing this contract, Mauricio Dal Agnol’s compensation for the reduction of his attorney’s fees was a condition for the acceptance of such settlements. The final result was the discharge of the attorneys’ fees already established in court.

Compensation to the claimants’ attorney for the portion of the fees to which he would be entitled, but would lose under the terms of the settlement does not and could not represent an illicit payment, money laundering or a breach of fiduciary duty. After all, these amounts were already set aside for the attorney in judicial decisions unfavorable to Oi, which, in its own interest, executed settlements in the interest of protecting its cash reserves at the time.

The Rio Grande do Sul Chapter of the Brazilian Bar Association itself, asked to issue an opinion on the aforementioned contract by the Federal Police of Passo Fundo, recommended the termination of the disciplinary proceeding because it “[...] does not discern any conduct contrary to the code of ethics of the aforementioned attorneys.”

In addition, the Division for Action and Combat of Organized Crime (Grupo de Ação e Combate ao Crime Organizado - GAECO) of the Public Prosecutor of Porto Alegre examined the same contract and the same charges and recommended the termination of the criminal proceeding, listed under No. 001/21500714770. On this occasion, GAECO noted that the company’s representatives “managed to dispel their liability,” so that they “were not involved in the criminal act.” On March 14, 2016, the Magistrate of the 8th Criminal Court of the Central Forum of Porto Alegre accepted the recommendation of GAECO and exempted the company’s employees from any criminal liability on the matter.

Oi will adopt, with commitment and tenacity, all measures necessary for its defense and that of its legal representative. Oi and its legal team emphasize their confidence in the consistency and technicality of the investigative bodies and believe that the issue will be properly cleared up and its legal representative will be acquitted.

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ACTION SEEKING COMPENSATION. MANDATE. SPECIFIC CASE. MATTERS OF FACT. OI S.A.'S ILLEGITIMACY AS DEFENDANT DEMONSTRATED. CLAIM NOT AFFECTED BY STATUTE OF LIMITATIONS. TERM BEGINS FROM THE MOMENT IN WHICH THE PARTY BECOMES AWARE OF THE FACT DEEMED AS A VIOLATION OF THE RIGHT. PRECEDENTS OF THE TJRS. PRELIMINARY ARGUMENT ACCEPTED, RECOGNIZING OI S.A.'S ILLEGITIMACY AS DEFENDANT, AND APPEAL ACCEPTED.

CIVIL APPEAL	15th CIVIL PANEL.
No. 70067898254 (Nº CNJ: 0000019-40.2016.8.21.7000)	JUDICIAL DISTRICT OF PORTO ALEGRE
HILMA MINUSSI MARION	APPELLANT
OI S.A. AND
MAURÍCIO DAL AGNOL	APPELLEES

APPELLATE JUDGMENT

Case records reviewed, reported and discussed.

The Court of Appeals Judges who are members of the 15th Civil Panel of the Court of Justice of the State unanimously decide to accept the preliminary argument of OI S.A.'s lack of standing to be sued and to accept the appeal.

Costs as established by law.

In addition to the undersigned (President), the eminent Appellate Judges OTÁVIO AUGUSTO DE FREITAS BARCELLOS AND ADRIANA DA SILVA RIBEIRO participated in the judgment.

Porto Alegre, May 18, 2016.

APPELLATE JUDGE VICENTE BARROCO DE VASCONCELLOS,

Writing for the Court.

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REPORT

COURT OF APPEALS JUDGE VICENTE BARROCO DE VASCONCELLOS (WRITING FOR THE COURT)

This in an appeal brought by HILMA MINUSSI MARION, in action seeking compensation filed by her against MAURÍCIO DAL AGNOL and OI S.A., against the judgment (page 243 and overleaf) that decided the following, "verbatim":

"Given the above, I accept the argument of statute of limitations and dismiss the case, with judgment on the merits, pursuant to Article 669, IV, of the Code of Civil Procedure (CPC). I order the Plaintiff to pay court costs and legal fees of the defendants' attorneys, which I establish at R$800 for each, the enforceability of which is suspended due to free judicial assistance."

In her arguments (pages 246-55), the Appellant argues: a) that the claim is not affected by statute of limitations, as the term only began after she became aware of the illicit act of the attorney-in-fact (herein the appellee), of the violation of her right. She cites precedents. She requests that the judgment be overturned.

No appeal deposit, by virtue of the grant of free judicial assistance, and the Defendants filed appellees' brief. OI submitted a preliminary argument of illegitimacy as defendant, and the case records were sent to this Court of Appeals.

I state for the record, finally, that the provisions in Articles 931, 934 and 935 of the CPC were observed, in view of the adoption of the computerized system.

This is the report.

VOTES

COURT OF APPEALS JUDGE VICENTE BARROCO DE VASCONCELLOS (WRITING FOR THE COURT)

First, with regards to the preliminary argument of OI S.A.'s illegitimacy as defendant, submitted in the appellees' brief, I verify that the cause of action for the compensation claim is the irregular exercise of the power of attorney granted by plaintiff to the defendant Mauricio Dal Agnol, which would have generated monetary and non-monetary losses.

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The fact that the defendant OI S.A. has entered into an agreement with the defendant Mauricio Dal Agnol, attorney-in-fact of the plaintiff at the time, in itself, does not cause OI S.A. to have standing to be sued for inadequate exercise of the powers provided for in the mandate. The Defendant OI S.A. is not liable for a possible illegal conduct of the defendant as attorney-in-fact of the plaintiff.

Therefore, we must accept the preliminary argument of illegitimacy as defendant submitted by defendant OI S.A., dismissing the case with respect to such company based on Article 267, VI, of the CPC/1973.

As to the statute of limitations, weighing the claim made in the complaint and the business relationship existing between the parties, the statute of limitations term in this case is three years (compensation claim, Article 206, Paragraph 3, IV, of the Civil Code).

However, it is not possible to interpret that the term for statute of limitations begins on the date of signature of the discharge receipt by Plaintiff  or the date on which the authorizations were obtained by the Defendant. The date to be considered is the date on which the plaintiff unequivocally became aware of the act that she claims violated her right. In identical situations this Panel has understood that the party became aware of the illicit act committed by the defendant when the media published news of operations of the Federal Police, a notorious fact, in February 2014. The principle of actio nata applies. Precedents to such effect: AC 70068534981/Ana Iser and AC 70067997916/Adriana.

It should also be emphasized that there are no elements in the case records allowing for  the conclusion that the plaintiff was aware of the act by the defendant that allegedly violated her right prior to such date.

Indeed, considering that this action was filed on November 10, 2014 (page 02), before the expiration of the term of three years, the action is not time-barred.

Therefore, I overturn the decision in the judgment that recognized statute of limitations.

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Observing the constitutional principle of due process of law and considering that the judgment was entered before the end of discovery, there being requests by the parties to produce evidence and a request in the appeal to return the case records to the court of origin and to continue the proceedings, I do not apply the provisions in Paragraph 3 of Article 515 of the CPC/1973.

For these reasons, I accept the preliminary argument of illegitimacy as defendant submitted by defendant OI S.A., dismissing the case against such company based on Article 267, VI, of the CPC/1973, and ordering the plaintiff to pay attorneys' fees to OI S.A.'s attorneys, which I establish at BRL 900, such amount to be adjusted applying the IGPM index from the date of publication of this appellate judgment until payment, having in view the work required and produced by the professionals in question; and I accept the appeal to dismiss the argument of statute of limitations.

COURT OF APPEALS JUDGE OTÁVIO AUGUSTO DE FREITAS BARCELLOS - Joins the Judge writing for the court.

ADRIANA DA SILVA RIBEIRO - Joins the Judge writing for the court.

COURT OF APPEALS JUDGE VICENTE BARROCO DE VASCONCELLOS - President - Civil Appeal No. 70067898254, Judicial District of Porto Alegre: ““UNANIMOUSLY ACCEPTED THE PRELIMINARY ARGUMENT OF OI S.A.'S LACK OF STANDING TO BE SUED AND ACCEPTED THE APPEAL.””

Trial Court Judge: MURILO MAGALHAES CASTRO FILHO

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INTERLOCUTORY APPEAL. MANDATES. ACTION FOR MONETARY AND NON-MONETARY DAMAGES. AGREEMENT MADE ON PREVIOUS ACTION BETWEEN LAWYER AND OPPOSING PARTY TO THE DETRIMENT OF THE PLAINTIFF. ALLEGATION OF INADEQUATE REPRESENTATION. OI S.A.’S ILLEGITIMACY AS DEFENDANT DEMONSTRATED. PRECEDENTS OF THE COURT OF JUSTICE OF RIO GRANDE DO SUL (TJRS). FACTUAL MATTERS. CASE AT ISSUE.

Establishing the illegitimacy of the telephone company’s status as defendant to answer for alleged improper representation of counsel due to a formalized agreement, adverse to the grantor, and approved in an antecedent action.

INTERLOCUTORY APPEAL GRANTED. PROCESS EXTINGUISHED, WITHOUT RESOLUTION OF THE MERITS AS TO THE CLAIMANT, AS STATED IN ARTICLE 485, VI, OF THE CODE OF CIVIL PROCEDURE (CPC).

Interlocutory Appeal	15th Civil PANEL
No. 70069669182 (CNJ #: 0177112-87.2016.8.21.7000)	District of Porto Alegre
OI S.A.	CLAIMANT
MAURICIO DAL AGNOL	respondent
VILSON SOARES DOS SANTOS	respondent

JUDGMENT

Case records reviewed, reported and discussed.

The Appellate Judges who are members of the 15th Civil Panel of the Court of Justice of the State unanimously agree to grant the interlocutory appeal.

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Costs as established by law.

This judgment was attended by, other than the signatory, the honorable APPELLATE JUDGE VICENTE BARROCO DE VASCONCELLOS (CHAIRMAN) AND APPELLATE JUDGE ANA BEATRIZ ISER.

Porto Alegre, August 10, 2016.

APPELLATE JUDGE ADRIANA DA SILVA RIBEIRO,

Rapporteur.

REPORT

COURT OF APPEALS Judge Adriana da Silva Ribeiro (RAPPORTEUR)

This is an interlocutory appeal brought by OI S.A. against the decision that, in the records of the indemnity action brought by VILSON SOARES DOS SANTOS, which also include as defendant MAURICIO DAL AGNOL, provided as follows:

 Seen on preliminary phase. 1. Preliminary arguments by co-defendant Maurício Dal Agnol. 1.1 Disqualification of the Common Court of Justice. I reject the raised preliminary argument raised, since there is a demand proposed by the National Treasury, which has that declared the unavailability of the defendant’s assets is not a sufficient condition to recognize the jurisdiction of the Federal Courts. That is because the scenario does not fit the provision of Article 109 of the Federal Constitution or the provisions of Precedent 150 of the Supreme Court, since the Federal Union has no interest in the case, even if the defendant's assets should be used to pay off tax debts. 1.2 Procedural Interest. The plaintiff has a procedural interest in filing the demand, considering that the facts surrounding the defendant with regard to the implementation of agreements involving shares of Brasil Telecom were notorious. Said agreements, in theory, may have been carried out at the expense of customers. 1.3 Illegitimacy as defendant. The preliminary argument must equally be rebutted, since the defendant acted on behalf of the plaintiff. If the agreement was detrimental to the party, of course, the counsellor representing the party in the transaction must be legitimate to respond to the action. 1.4 Mishandling of the complaint. The allegation that the complaint was mishandled by inadequacy of the appeal also fails, considering that the party is not positing the nullity of the agreement, but the conviction to pay monetary and non-monetary damages as a result of the transaction carried. 1.5 Expiration of right. There is no need to discuss the expiration of right, since the party is not postulating that the agreement be declared invalid, and therefore the statute of limitations provided for in Articles 119 and 179 , of the Civil Code and Article 486 of the Code of Civil Procedure, which address revocable acts, are not applicable 2. Preliminary arguments by Oi S.A.. 2.1 Illegitimacy as defendant. Deserves to be removed. In fact, Oi S.A.’s illegitimacy as defendant stems from the document on the pages 28-32, which demonstrates the existence of a prior agreement between the defendants (Maurício Dal Agnol and Oi S.A.) for settlements of the demands, aimed at the recovery of the fee gap. Such document shows that, even before checking the feasibility of implementation of the agreement in each case, the attorney-in-fact and the defendant had already agreed on a previous transaction, in order for the settlements to be carried out. And this agreement, with a confidentiality clause, agreed upon actions that would benefit the then attorney-in-fact Mauricío Dal'Agnol and Brazil Telecom, currently Oi. The phone company participated in the act knowing that it could be detrimental to countless people. From such a situation arises the question of the company’s legitimacy to respond to the demand. Whether the behavior of Oi can lead to any liability is a matter of merit to be analyzed at the appropriate moment. 2.2 Lack of Right of Action. As previously mentioned in the topic showing the interest in the action, the plaintiff is not positing the invalidity of the agreement achieved in the records of the Proceeding No. 1052454826-2, but the compensation for any damage he has suffered as a result of the agreement. Therefore, the plaintiff has the right of action, because there is interest in the

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adjudication of the demand since the possibility of injury to the party’s rights has been demonstrated. 2.3 Expiration of right. For the same reasons that caused the rejection of the expiration of right argued by the co-defendant Maurício Dal'Agnol, I hereby reject the preliminary argued by Oi. 2.4 Statute of Limitations. There is nothing to speak of the statute of limitations, since the claim for civil repair lapses in three years, pursuant to Article 206, paragraph 3, V, of the Civil Code. I point out that the starting point is the date when the plaintiff became aware of the facts surrounding the defendant Maurício Dal Agnol, the occasion in which the party saw the possibility of having been injured by the act of the attorney-in-fact in collusion with Oi. Therefore, the starting point for counting the statute of limitations must be the date of the Operação Carmelina (February 21, 2014) held by the public prosecutor's Office and the Federal Police. 3. Evidence. I hereby dismiss the application for an extension to attach new depositions, requested by the defendant Maurício Dal'Agnol, considering that such new depositions are not necessary to the judgment of the case. The documents attached to the records are adequate for assessing the merits of the complaint. Finally, in order to guarantee the right of rebuttal and defense, claimant should review the documents attached by the defendants. Notify.

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On the claimant’s brief, the claimant party states the facts that lead to this appeal. It argues against the decision to remove the preliminary arguments of illegitimacy as defendant, lack of right of action, expiration of right and statute of limitations, which were impugned at the judgment a quo.

It states that plaintiff’s right of action has lapsed given that, for the calculation and receipt of compensation pleaded by the respondent party, the confirmation of the unlawfulness and the consequent cancellation of the agreement entered into between the parties would be required, which is subject to the 180 day limitation provided by Article 119, sole paragraph of the Civil Code.

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 It further states that the case is under the statute of limitations as established by Article 206, paragraph 3, IV and V of the Civil Code of 2002, i.e., a three-year timeperiod. According to the claimant, the deadline for the filing of the action ended on May 19, 2013, with a starting point of the date when the agreement was signed: May 18, 2010.

Also, it states that it is not a legitimate party to compose as defendant in the demand, since a court settlement has already been carried out between its former attorneys-in-fact and the defendant Maurício Dal Agnol, at the time, with specific powers for this purpose. The claimant is of the view that there is no liability of the telephone company because it did not cause the injury to the respondent party.

It advocates for the grant of suspension and, finally, for the granting of appeal to reform the appealed decision by accepting the preliminary argument of illegitimacy as defendant or, if such understanding is not accepted, to dismiss the case on the merits, either on grounds of statute of limitations or the lapse of the plaintiff’s right of action.

Redistributed to pages 66-69, the appeal was received on pages 71-72, with the grant of suspension.

 Summoned, the respondent party offered a counter-argument (pages 77-90), sustaining, preliminarily, with regard to the inadmissibility of the appeal and, subsequently, challenging the reasons for the interlocutory appeal.

The case records returned to the judge.

This is the report.

VOTES

COURT OF APPEALS Judge Adriana da Silva Ribeiro (WRITING FOR THE COURT)

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ASR

# 70069669182 (CNJ #: 0177112-87.2016.8.21.7000)

2016/Civil law

Eminent Colleagues.

Upon filling of the requirements of admissibility, I acknowledge the appeal.

At first, I settle that the claimant is correct, because it is illegitimate to appear as defendant in the main action, the proceeding regarding it must be dismissed. I explain.

The case records discuss the responsibility of both OI and MAURÍCIO DAL’AGNOL in repairing alleged monetary and non-monetary damages caused to the claimant due to the “Private Instrument of Transaction and Other Covenants”, formalized and approved in the record of ordinary action to complement obligation, listed under No. 001/1.05.2454826-2.

According to the claimant’s statement, said agreement was cunningly agreed to “in complete dissonance with the interests thereof, causing harm to its estate, since it has not received the full amount due to it.”

It turns out that, in the case at hand, this venerable Civil Panel has already decided that “the fact that the defendant Oi S.A. had entered into an agreement with the defendant Mauricio Dal Agnol, attorney-in-fact of the plaintiff at the time, by itself, does not empower it to respond for the inadequate fulfillment of the powers provided for in the mandate.”

That is because “The defendant Oi S.A. is not liable for any unlawful action of the defendant as an attorney-in-fact of the plaintiff” (Civil Appeal No. 70067898254, 15th Civil Panel, Court of Justice of the State of Rio Grande do Sul, WRITING FOR THE COURT: Vicente Barrôco de Vasconcellos, judged on May 18, 2016).

As such:

INDEMNITY ACTION. MANDATE. CASE AT ISSUE. FACTUAL MATTERS. OI S.A. ILLEGITIMACY AS DEFENDANT CHARACTERIZED. NON- OCCURRENCE OF STATUTE OF LIMITATIONS OF THE CLAIM. COUNTING OF THE STATUTE OF LIMITATIONS AS FROM KNOWLEDGE OF THE FACT REGARDED AS HARMFUL TO RIGHT. PRECEDENTES OF THE JUSTICE COURT OF RIO GRANDE DO SUL (TJRS). PRELIMINARY ACCEPTANCE TO ACKNOWLEDGE THE ILLEGITIMACY AS DEFENDANT OF OI S.A. AND APPEAL GRANTED. (Civil Appeal No. 70067898254, 15th Civil Panel, Court of Justice of the State of Rio Grande do Sul, Writing for the Court: Vicente Barrôco de Vasconcellos, judged on May 18, 2016).

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# 70069669182 (CNJ #: 0177112-87.2016.8.21.7000)

2016/Civil law

PETITION FOR CLARIFICATION. MANDATES. INDEMNITY ACTION. OI S.A. ILLEGITIMACY AS DEFENDANT EVIDENCED. The company Oi S.A. is an illegitimate party to respond to the demands claiming compensation or charge for abuse practiced by the lawyer in the exercise of the mandate. PROCEEDING DISMISSED ON THE COURT’S OWN INITIATIVE WITH REGARDS TO THE APPELLANT FOR ILLEGITIMACY AS DEFENDANT. PETITION FOR CLARIFICATION WITHOUT GROUNDS. (Petition for clarification No. 70069335099, 15th Civil Panel, Court of Justice of the State of Rio Grande do Sul, Writing for the Court: Ana Beatriz Iser, Adjudicated on July 6, 2016)

In such context, we must apply Article 485, VI, of the Code of Civil Procedure (CPC/15), according to which “the judge shall not decide on the merits when: ‘[... it] finds the absence of legitimacy or procedural interest.’ In such event, the judge is authorized to hear, on his own initiative, such matter, at any time and degree of jurisdiction, provided that there is no final and unappealable decision on the process vis-à-vis the paragraph 3 of the same rule.”

For such reason, therefore, since there are no obstacles to recognize the claimant’s illegitimacy as defendant, the case is immediately dismissed with regards to the claimant, under Article 485, VI, of the Code of Civil Procedure (CPC/15).

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STATE OF RIO GRANDE DO SUL JUDICIAL BRANCH COURT OF JUSTICE	SHAPE \* MERGEFORMAT

ASR

# 70069669182 (CNJ #: 0177112-87.2016.8.21.7000)

2016/Civil law

A judgment in this sense removes the examination of matters that followed it logically and chronologically.

In view of the above, I vote for GRANTING the interlocutory appeal to accept the preliminary of illegitimacy as defendant of Oi S.A., dismissing the case in relation to it, strong in Article 485, VI, of the Code of Civil Procedure (CPC/15).

The plaintiff is sentenced to payment of fees to the excluded party’s attorney, which I arbitrate in R$2,000.00, suspended non-requirement due to the accepted Free Judicial Assistance (AJG).

COURT OF APPEALS Judge Vicente Barroco de Vasconcellos (CHAIRMAN) - In Agreement with the Judge writing for the court.

COURT OF APPEALS Judge Ana Beatriz Iser - In Agreement with the Judge writing for the court.

COURT OF APPEALS Judge VICENTE BARROCO DE VASCONCELLOS - Chairman - Interlocutory Appeal No. 70069669182, District of Porto Alegre: “HAVE UNANIMOURLY GRANTED THE INTERLOCUTORY APPEAL”.

First level Judge: FABIANA DOS SANTOS KASPARY

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